SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number   0-26390

NOTIFICATION OF LATE FILING

(Check One):	☐ Form10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

     For Period Ended:   September 30, 2002

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRATION INFORMATION

Full name of registrant	Celeris Corporation

Former name if applicable

Address of principal executive office (Street and number)	1801 West End Avenue, Suite 750

City, state and zip code	Nashville, Tennessee 37203

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On July 3, 2002, Celeris Corporation completed its sale of substantially all the Company’s assets, other than its cash, to STATPROBE, Inc. and ceased operations. The Company is currently in the process of liquidation and anticipates distributing between $0.29 and $0.35 per share in cash to its shareholders following the completion of the dissolution. The actual distribution could be higher or lower than the range per share contemplated depending on a number of factors, some of which are outside of the Company’s control or ability to quantify at this time.

     Celeris originally anticipated dissolving prior to the due date for its Form 10-Q for the period ending September 30, 2002, at which point the Company would no longer have an obligation to file such Form 10-Q. However, the Company has not been able to dissolve and now anticipates dissolving prior to the end of the 2002 fiscal year. The Company’s previous outside auditor, Arthur Andersen LLP, has ceased providing auditing services. The Company has attempted to hire a new outside auditor but, after contacting each of the national accounting firms, as well as several regional and local accounting firms, the Company has been unable to locate an accounting firm willing to submit an engagement proposal to the Company. Because of the Company’s inability to engage an outside auditor, the Company’s limited resources, and because the Company anticipated dissolving prior to the due date for its third quarter Form 10-Q, the Company is unable to file its third quarter Form 10-Q without unreasonable effort or expense.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Paul R. Johnson	615	341-6236

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Comparative operating results of the Company for the quarter and nine months ended September 30, 2002 versus the same periods in 2001 are impacted by the Company’s sale of substantially all the Company’s assets, other than its cash, to STATPROBE, Inc. on July 3, 2002 and its subsequent cessation of operations. As previously disclosed, the Company is in the process of liquidating and anticipates making a distribution to its shareholders following the completion of its dissolution.

Celeris Corporation

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2002	By: /s/ Paul R. Johnson Paul R. Johnson Chief Financial Officer